UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐   No ☒

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada:  888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL
RESULTS FOR THE FOURTH QUARTER AND FOR THE YEAR OF 2009

THE COMPANY PRESENTS IN THE FOURTH QUARTER AN IMPROVEMENT IN THE BUSINESS RESULTS AND THE OPERATING INDICES:

•	3.5% INCREASE IN SALES
•	1.6% INCREASE IN SAME STORE SALES
•	39% INCREASE IN OPERATING PROFIT AMOUNTING TO NIS 61.4 MILLION, CONSTITUTING 3.4% OF THE SALES TURNOVER.

IN 2009, BLUE SQUARE ISRAEL IMPLEMENTED A MATERIAL PART OF ITS STRATEGIC PLAN THAT INCLUDED THE LAUNCH OF "MEGA BOOL" CHAIN, LAUNCH OF A PRIVATE BRAND AND THE "You" CUSTOMER CLUB.
IN THE FOURTH QUARTER THESE ACTIONS START BEARING FRUIT.

ROSH HA’AYIN, Israel – March 15, 2010 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the fourth quarter and the year ended December, 31 2009.
KEY FIGURES

Data in NIS (millions)	Q4 2009	Q4 2008	1-12 2009	1-12 2008
Sales	1,814.9	1,753.3	7,349.1	7,429.1
Gross profit	520.1	490.1	2,058.1	2,060.0
% Gross profit	28.7%	28.0%	28.0%	27.7%
Operating income (before changes in fair value of investment property and other gains and losses)	61.4	44.3	241.0	265.2
%Operating income (before changes in fair value of investment property and other gains and losses)	3.4%	2.5%	3.3%	3.6%
EBITDA	106.6	83.2	418.3	427.3
%EBITDA	5.9%	4.7%	5.7%	5.8%
Financial expenses, net	20.7	7.0	112.7	105.6
Net income for the period	18.4	18.1	97.8	132.4

Results for the fourth quarter of the year 20091
Sales for the fourth quarter of 2009 were NIS 1,814.9 million (U.S.(A) $480.8 million), compared to NIS 1,753.3 million in the corresponding quarter of 2008 ─ an increase of 3.5%.  The increase in sales was recorded in the three operating segments, while the majority of the increase was recorded in the Supermarket segment derived from an increase in the same store sales (SSS) at a rate of 1.6% and from the opening of nine new stores during the last 12-month period.

Gross Profit of the fourth quarter of 2009 amounted to NIS 520.1 million (U.S. $ 137.8 million) (28.7% of revenues) compared to gross profit of NIS 490.1 million (28.0% of revenues) in the corresponding quarter of 2008. The increase in the gross profit margin derived mainly from an increase in the gross profit of the Supermarket segment while maintaining the same gross profit margin due to an improvement of trade agreements and supplier discounts and from the contribution of the private brand of "Mega", which already accounts for 6.5% of total sales of the Supermarket segment despite the increasing competition in the market and the expansion of the HD market department. In addition, the improvement in the gross profit margin derived from an increase in non food segment sales, which enjoy a higher gross profit margin than the Supermarket segment.

Selling, General, and Administrative Expenses for the fourth quarter of 2009 amounted to NIS 458.7 million (U.S. $ 121.5 million) (25.3% of revenues) compared to NIS 445.9 million (25.4% of revenues) in the corresponding period, an increase of 2.9%. The increase reflects higher expenses in the Supermarket segment as follows: 1) increased expenses associated with the net addition of nine new supermarket stores, including the expenses associated with the opening of four branches of the "Eden Teva Market" format during the last twelve months 2) enrollment costs of a new phase of the "You" club 3) costs derived from the increase in the selling expenses of the private brand, and  4) increase of the CPI, which affects expenses of rental fees and municipal taxes. The increase in the expenses was offset by a decrease in the expenses of the same store and headquarters expenses resulting from efficiency measures that led to decrease in payroll and related expenses.

1  The Company operates in three segments: Supermarkets, Non Food and Real Estate. A segment information report is included later in this report.

Operating Profit (before changes in fair value of investment property and other gains and losses) in the fourth quarter of 2009 amounted to NIS 61.4 million (U.S $ 16.3 million) (3.4% of revenues) compared to the operating income of NIS 44.3 million (2.5% of revenues) in the corresponding period in 2008, an increase of 39%. The improvement in the operating profit was gained from the improvement of the operating income in the Supermarket segment following the efficiency measures and the increase in sales of the Non Food segment and the improvement of the gross profit margin and the operating profit in the Non Food segment.

Changes in Fair Value of Investment Property: In the fourth quarter of 2009, the Company recorded gain from appreciation of investment property in the amount of NIS 12.4 million (U.S $ 3.3 million) compared to NIS 1.1 million in the corresponding period. The increase was derived from the economic improvement of the market and from a decrease in interest rates for capitalization used for calculating the value of the assets.

Other Gains and Losses, Net: In the fourth quarter of 2009, the Company recorded other expenses, net of NIS 22.5 million (U.S. $ 6.0 million), compared to net expenses of NIS 11.8 million ( U.S. $ 3.1 million) in the corresponding quarter. The expenses this quarter mainly included impairment losses of property and equipment of NIS 16.1 million (U.S $ 4.26 million) in the supermarket segment and reorganization expenses in the Non Food segment in the amount of NIS 5.3 million (U.S $ 1.4 million).  The expenses in the corresponding quarter were derived mainly from expenses in respect of the efficiency plan and a capital loss from property and equipment in the Supermarket segment.

Operating Profit before financing expenses, net in the fourth quarter of 2009 was NIS 51.2 million (U.S. $ 13.6 million) (2.8% of revenues) compared to operating profit of NIS 33.6 million (1.9% of revenues) in the fourth quarter of 2008, an increase of 52.6%.

Financial Expenses, net for the fourth quarter of 2009 were NIS 20.7 million (U.S. $5.5 million) compared to financial expenses, net of NIS 7.0 million in the corresponding quarter of the previous year. The increase in financial expenses in this quarter compared to the corresponding quarter last year was derived mainly from financial expenses on long term loans and debentures, which contributed an expense of NIS 30 million (U.S. $7.9 million) in this quarter  compared to financial expenses of NIS 20.9 million in the corresponding quarter last year due to an increase in a financial debt and from financial expenses in respect of the conversion option on debenture of BSI in the amount of NIS 2.0 million (U.S. $0.5 million) in this quarter compared to financial income of NIS 19.5 million in the corresponding quarter last year. The increase in the financial expenses was offset mainly from an increase in financial income as a result of a gain from revaluation of financial instruments that contributed in this quarter an income of NIS 17.0 million (U.S. $4.5 million) compared to an income of NIS 1.6 million in the corresponding quarter last year.

Taxes on Income for the fourth quarter 2009, amounted to NIS 12.2 million (U.S. $3.2 million) (effective tax rate of 40.0% compared to a statutory tax rate of 26%) compared tax expenses of NIS 8.4 million (effective tax rate of 31.6% compared to a statutory tax rate of 27%) in the corresponding quarter.
The increase in the effective tax rate derived from losses for which no deferred taxes were recorded in the Non Food segment and from the effect of the difference between the statutory tax rates and the tax rates, pursuant to which, the Company provided for deferred taxes in respect of expenses, the recognition date of which for tax purposes in the future, shall result in lower tax rates.

Net Profit for the fourth quarter of 2009 was NIS 18.4 million (U.S. $ 4.9 million) compared to net income of NIS 18.1 million in the fourth quarter of 2008. The increase in the net income in this quarter compared to the corresponding quarter last year derived from improving operating income (before changes in fair value of investment property and other gains and losses) and appreciation of investment property and was offset by the increase in other expenses, financial expenses and taxes, as mentioned above. The net income for the fourth quarter of 2009 attributable to equity holders of the Company, was NIS 12.4 million (U.S. $3.3 million), or NIS 0.28 per ADS (U.S. $ 0.07), while the portion attributable to the share of Minority interests was NIS 5.9 million (U.S. $1.6 million).

Cash Flows in the fourth quarter of 2009

Cash Flows from (Used in) Operating Activities: Net cash flows used in operating activities in the fourth quarter of 2009 amounted to NIS 71.3 million (U.S. $ 18.9 million) compared to cash flows deriving from operating activities amounted to NIS 60.2 million in the corresponding quarter last year. The decrease in cash flows from operating activities in this quarter compared to the corresponding quarter last year derived mainly from changes in the balances of trade receivables and receivables due to the timing of the Jewish high holidays and from the earlier collection of credit card company proceeds in September of this year.
Cash Flows from Investing Activities: Net Cash flows used in investing activities in the fourth quarter of 2009 amounted to NIS 58.5 million (U.S. $15.5 million) compared to net cash flows of NIS 242.6 million used in investing activities in the corresponding quarter last year. Net cash flows used in investing activities in the fourth quarter of 2009 mainly included the purchase of property and equipment, intangible assets and investment property in a total amount of NIS 61.4 million (U.S. $16.3 million) and net investment in marketable securities of NIS 2.7 million (U.S. $0.7 million) net of interest received amounting to NIS 3.5 million (U.S. $0.9 million). Cash used in investing activities in the fourth quarter of 2008 mainly included the purchase of property and equipment, intangible property and investment property in a total amount of NIS 103.7 million  and  the purchase of minority shares in Mega Retail in the amount of NIS 151.0 million.
Cash Flows from Financing Activities: Net Cash flows provided by financing activities in the fourth quarter of 2009 amounted to NIS 297.3 million (U.S $ 78.8 million) compared to net cash used in financing activities of NIS 56.7 million in the corresponding period last year. Cash flows provided by financing activities in the fourth quarter of 2009 included mainly proceeds from the issuance of debentures in a subsidiary in the amount of NIS 294.3 million (U.S $ 78.0 million) and receipt of long term loans amounting to NIS 80.2 million (U.S $ 21.2 million), net of repayment of long term loans amounting to NIS 40.8 million (U.S $ 10.8 million), a decrease in short term credit, net, in the amount of NIS 20 million (U.S $ 5.3 million), and interest paid in the amount of NIS 12.9 million (U.S $ 3.4 million).  Cash flows used in financing activities in the fourth quarter of 2008 mainly included payment of dividend of NIS 150.0 million, repayment of long term loans of NIS 28.0 million, decrease in short term bank credit of NIS 25.9 million and interest paid in the amount of NIS 18.8 million, net of proceeds from issuance of debentures in the amount of NIS 121.3 million and receipt of long term loans in the amount of NIS 45.2 million.

Comments of Management
Commenting on the financial results, Mr. Zeev Vurembrand, Blue Square’s President and CEO, said: "In 2009, we implemented expeditiously and with precision measures that, already in the fourth quarter of the year, resulted in a material improvement of the business results including sales and operating profitability.

In the course of the third quarter we expanded the enrollment circles of "You" Club, with already over 600 thousand members in the credit track as well as in the club card track. The identified revenue turnover rate of the club members passed during the fourth quarter the 55% threshold, thereby enabling us to develop loyalty from our customers and provide them with more valuable and focused offers.

In the private label "Mega" we launched hundreds of products and to the end of the year the sales turnover of the private label accounts for 6.5% from total sales. As of the end of 2010 the private label will include about 1,000 products and will accounts for approximately 10% from the sales turnover of the Supermarket segment.

In 2010, we will continue to implement the strategic measures by assimilating core systems in the trade areas, category management, supply chain and branch operation. These tools will enable, already at the end of 2010, to manage with more precision the array of products in the stores that will result in the improvement of trade terms on one hand, and the improvement of operating efficiency, on the other hand.

Moreover, we are in a process of establishing two additional logistic centers to supplement the deployment of the supply chain system of the group for the coming years. One logistic center will be established for handling the entire supply chain of supply for the Non Food segment and will provide services to the Mega stores and BEE Group. Another logistic center will be established for fruit and vegetables department. These measures, both in the core systems and in the area of the chain of supply will enable the Company to be prepared in 2011 for the realization of the independent shelf arrangement in the chain's branches.

In BEE Group we completed two significant actions in the course of the recent quarter. The first action was about the operating focus of the group in three segments: the world of house ware and textile, the world of leisure and toys and the world of infants. The second action dealt with the managerial focus of the group by establishing headquarter that will centralize all of the financial activities, import, logistics and the information systems of the entire group companies.

Eden Teva Market completed Stage A of its strategic plan, deployment of 10 stores until mid 2010. In the beginning of 2010, Eden Teva Market commenced to implement the second stage of the strategic plan, establishing 5 stores within Mega formats. Today, Eden Teva Market leads the organic food retail market in Israel in its unique model and concept of a healthy supermarket. We anticipate that these measures will bring Eden Teva Market to an operating balance in 2010".

Additional Information

1.	As of December 31, 2009, the Company operated 203 supermarkets in the following formats: Mega In Town -119; Mega Bool – 47; Mega – 11; Shefa Shuk – 17; Eden Teva Market – 9.

2.	Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA2)
In the fourth quarter of 2009, the EBITDA was NIS 106.6 million (U.S. $ 28.2 million) (5.9 % of revenues) compared to NIS 83.2 million (4.7% of revenues) in the corresponding period of last year.
In 2009, amounted to NIS 418.3 million (U.S. $ 110.8 million) (5.7 % of revenues) compared to NIS 427.3 million (5.8% of revenues) in the corresponding period of last year.

The Company's board of directors resolved, based on the changes and the developments in the Company from 2003, to update the manner of calculating the ratio of net debt to EBITDA for dividend distribution. As of December 31, 2009, the Company meets the new ratio.

3.	On October 1, 2009, Standard & Poors Maalot ratified the rating of ilA+ for the debentures Series A and B of the company and updated the rating forecast to negative from stable.

2 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non- GAAP) and is defined as income before financial income (expenses) net, other gain (losses) net, changes in fair value of investment property taxes, depreciation and amortization. It is presented because it is a measure commonly used in the retail industry and is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under Generally Accepted Accounting Principles (GAAP) and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results. Reconciliation between our income for the period and EBITDA is presented in the attached condensed financial reports.

4.
On January 14, 2010, the board of directors declared on dividend distribution of NIS 75 million (NIS 1.7043 per share). The dividend was paid to the shareholders on February 25, 2010. Convertible debentures – after dividend distribution, the conversion ratio of the company's convertible debentures issued in August 2003 was adjusted due to the dividend, as above mentioned. Following the adjustment, every NIS 18.39 par value of convertible debentures may be convertible to one ordinary share of the company.

5.	In February 2010 Blue Square Israel published a shelf prospectus that allows the company to issue marketable securities in Israel during the next two years.

Results for the year 2009
Sales in the year 2009 were NIS 7,349.1 million (U.S $1,946.8 million), compared to NIS 7,429.1 million in 2008 ─ a decrease of 1.1%.  Supermarket same store sales (SSS) for the period decreased by 3.9% due to the recession and increased competition and erosion of prices in HD chains. On the other hand, the decrease in sales was offset by the net addition of nine new stores during the 12-month period of approximately 10,500 square meters and from an increase in sales from the Non Food and Real Estate segments.

Gross Profit in the year 2009 amounted to NIS 2,058.1 million (U.S. $ 545.2 million) (28.0 % of revenues) compared to gross profit of NIS 2,060 million (27.7% of revenues) in 2008. The increase in the gross profit derived from an increase in sales of Non Food segment characterized with relatively higher gross profit margins relative to the accepted gross profit in the Supermarkets segment. In addition, the gross profit increased from trade agreements, some of which relate to the establishment of Mega Bool chain that offset the effect of the planned erosion in the gross profit margin as a result of establishing the chain.

Selling, General and Administrative Expenses in the year 2009 amounted to NIS 1,817.1 million (U.S. $ 481.4 million) (24.7% of revenues) compared to NIS 1,794.7 million (24.2% of revenues) in the in 2008, an increase of 1.2%. The majority of the increase in expenses derives from 1) the net addition of nine new supermarket stores, part of which relate to accelerated opening of four branches of the "Eden Teva Market" during the last 12 months 2) costs associated with launch of "Mega Bool" chain. 3) Re-launch costs of the "You" club and 4) increase of the CPI, which affects expenses of rental fees and municipal taxes. On the other hand, the Company took efficiency measures which resulted in decrease in payroll and related expenses.

Operating Profit (before changes in fair value of investment property and other gains and losses) in the year 2009 amounted to NIS 241.0 million (U.S $ 63.8 million) (3.3% of revenues) compared to the operating profit of NIS 265.3 million (3.6% of revenues) in 2008. The decrease in operating profit was affected by the decrease in sales and increase in selling and administrative expenses, as mentioned above.

Appreciation of Investment Property: in the year 2009, the Company recorded gain from appreciation of investment property of NIS 20.8 million (U.S $ 5.5 million) compared to NIS 19.1 million in 2008.

Other Gains and Losses, Net: in the year 2009, the Company recorded other expenses, net of NIS 28.1 million (U.S. $ 7.4 million), compared to other expenses, net, of NIS 2.5 million in 2008. The expenses included, in 2009, a provision for the impairment of property and equipment and other assets mainly in the supermarket segment in the amount of NIS 20.0 million (U.S. $ 5.2 million), expenses for the reorganization in the Non Food segment in the amount of NIS 7.0 million (U.S. $ 1.9 million) and capital losses in the amount of NIS 4.8 million (U.S. $ 1.3 million) and were offset by a capital gain in the amount of NIS 1.5 million (U.S. $ 0.4 million) and capital gain from changes in control rates in investees in the amount of NIS 3.2 million (U.S. $ 0.8 million). In 2008, other expenses included a provision for the efficiency plan in the amount of NIS 6.0 million and capital losses in the amount of NIS 6.0 million mainly in the supermarket segment, the expenses were offset mainly from a gain of NIS 9.0 million from a decrease in holding rate in companies held by Bee group due to the reorganization.

Operating Income before financing in the year 2009, was NIS 233.6 million (U.S. $ 61.9 million) (3.2% of revenues) compared to operating income of NIS 281.8 million (3.8% of revenues) in the year 2008.

Financial Expenses, net in the year 2009 were NIS 112.7 million (U.S. $29.9 million) compared to financial expenses, net of NIS 105.6 million in 2008. The increase in financial expenses in 2009 derived mainly from an increase in the financial net debt, of the Company compared to 2008, which resulted in increase in financial expenses for debentures and loans in the amount of NIS 12.2 million (U.S. $3.2 million)  and a decrease in income on deposits by NIS 7.6 million (U.S. $2.0 million). In addition, a change in the value of conversion component on debentures in 2009 contributed financial expenses of NIS 11.7 million (U.S $3.1 million) compared to an income of NIS 32.7 million in 2008. The increase in the financial expenses was partly offset from financial income from forward contracts (CPI \ NIS) this year in the amount of NIS 21.3 million (U.S. $5.6 million) compared to expenses of NIS 11.6 million in 2008 and from an increase in financial income from financial instruments in the amount of NIS 16.2 million (U.S. $4.3 million) in 2009 compared to 2008.

Taxes on Income in the year 2009 were NIS 23.1 million (U.S. $6.1 million) (19.1% effective tax rate compared to a statutory tax rate of 26%) compared to NIS 43.8 million (effective tax rate of 24.9% compared to a statutory tax rate of 27%) in 2008. The decrease in the effective tax rate in this year compared to 2008 derived mainly from recording tax benefit due to a change in tax rates, as a result of the legislation of the Law for Economic Efficiency (Legislation Amendments for the Implementation of Economic Plan for 2009- 2010) 5769 – 2009, which prescribed, among others, the gradual decrease of corporate tax rate down to 18% in the 2016 tax year and onwards.
The implications of the change in the tax rates were reflected in the results of this period by decrease in deferred taxes and recording tax benefit in the amount of NIS 14.2 million (U.S $ 3.8 million) out of which the portion attributed to the company's shareholders is NIS 9.1 million (U.S $ 2.4 million).

Net Profit for the year 2009 was NIS 97.8 million (U.S. $ 25.9 million) compared to net income of NIS 132.4 million in 2008. The decrease in the Net profit this year compared to 2008 derived from a decrease in operating income and an increase in financial expenses net of decrease in tax expenses, as mentioned above. The net income for 2009, attributable to shareholders, was NIS 77.2 million (U.S. $20.4 million), or NIS 1.77 per ADS (U.S. $ 0.47), while the portion attributable to the share of minority interests was NIS 20.6 million (U.S. $5.5 million).

Cash Flows in the year 2009
Cash Flows from Operating Activities: Net cash flows deriving from operating activities in 2009 amounted to NIS 260.3 million (U.S. $ 69.0 million) compared to NIS 409.8 million in 2008. The decrease in cash flows from operating activities derived mainly from an increase in trade receivables balance at the end of the year compared to decrease in trade receivables balance in 2008, which was due to an improvement in the Company's operations in the fourth quarter of this year compared to 2008 and from the decrease in operating income, and part of which was offset from decrease in net taxes paid compared to 2008.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the year 2009 amounted to NIS 227.7 million (U.S. $60.3 million) compared to net cash flows of NIS 354.4 million used in investing activities in 2008. Cash flows used in investing activities in the year 2009 included mainly the purchase of property and equipment, investment property and intangible assets of NIS 238.9 (U.S $ 63.3 million). In 2008, cash flows used in investing activities included mainly the purchase of property and equipment, investment property and intangible assets amounting to NIS 311.7 million, and the purchase of minority shares in subsidiaries in the amount of NIS 186.4 million, net of proceeds from realization short term deposit of NIS 102.5 million.

Cash Flows from Financing Activities: Net Cash flows deriving from financing activities in the year 2009 amounted to NIS 495.9 million (U.S $ 131.4 million) compared to net cash used in financing activities of NIS 25.3 million in 2008.
Cash flows deriving from financing activities in 2009 included mainly the receipt of long and short term loans of NIS 463.8 million (U.S $ 122.9 million), issuance of debentures in the amount of NIS 294.3 million (U.S $ 78.0 million) net of cash flows used for repayment of long term loans in the amount of NIS 139.1 million (U.S $ 36.8 million) and interest paid in the amount of NIS 93.9 million (U.S. $ 24.9 million). In 2008, cash flows used in financing activities mainly included a dividend payment in the amount of NIS 150 million, repayment of long term loans in the amount of NIS 130.6 million and paid interest in the amount of NIS 89.2 million, net of receipt of long and short term loans of NIS 247.1 million and issuance of debentures of NIS 121.3 million.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at December 31, 2009: U.S. $1.00 equals NIS 3.775. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 206 supermarkets under different formats, each offering varying levels of service and pricing.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008 and under the heading "Risk Factors" in our shelf prospectus filed in Israel, portions of which were submitted to the SEC on Form 6-K on February 18, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2009

(Unaudited)

				Convenience translation
	December 31,			December 31,
	2008		2009	2009
	(Audited)		(Unaudited)	(Unaudited)
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	95,325		612,227	162,179
Short-term bank deposit	206		67	18
Financial assets	186,849	*	212,912	56,400
Trade receivables	729,970		809,783	214,512
Other accounts receivable	87,624		69,504	18,412
Derivative financial instruments	-		9,690	2,567
Income taxes receivable	74,446		84,274	22,324
Inventories	497,080		514,858	136,386
Total current assets	1,671,500		2,313,315	612,798

NON-CURRENT ASSETS:
Investments in associates	4,915		4,878	1,292
Derivative financial instruments	5,248		12,691	3,362
Prepaid expenses in respect of operating leases	192,426		193,228	51,186
Other long-term receivables	1,554		1,326	351
Property, plant and equipment, net	1,701,222		1,757,718	465,621
Investment property	419,232	*	424,936	112,566
Intangible assets	404,422		409,194	108,396
Deferred taxes	44,508		45,991	12,183
Total non-current assets	2,773,527		2,849,962	754,957
Total assets	4,445,027		5,163,277	1,367,755

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2009
(Unaudited)

	December 31,			Convenience translation December 31,
	2008		2009	2009
	(Audited)		(Unaudited)	(Unaudited)
	NIS			U.S. dollars
	In thousands
Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	210,901		274,598	72,741
Current maturities of debentures and convertible debentures	25,999		76,698	20,317
Trade payables	1,006,386		917,585	243,069
Other accounts payable and accrued expenses	426,217	*	494,929	131,107
Income taxes payable	6,933		6,051	1,603
Provisions	43,397		51,298	13,588
Total current liabilities	1,719,833		1,821,159	482,425

LONG-TERM LIABILITIES:
Long-term loans from banks, net of current maturities	341,586		596,721	158,072
Convertible debentures, net of current maturities	130,525		142,021	37,621
Debentures, net of current maturities	985,844		1,251,333	331,479
Other liabilities	39,925		19,168	5,078
Derivatives financial instruments	21,074	*	7,591	2,011
Liabilities in respect of employee benefits, net of amounts founded	49,911		47,249	12,516
Deferred taxes	60,327		56,205	14,889
Total long-term liabilities	1,629,192		2,120,288	561,666
Total liabilities	3,349,025		3,941,447	1,044,091

EQUITY:
Equity attributed to equity holders of the company:
Ordinary shares of NIS 1 par value	57,094		57,438	15,215
Additional paid-in capital	1,018,405		1,030,259	272,916
Other reserves	(261)		5,676	1,504
Accumulated deficit	(154,719)		(64,964)	(17,208)
	920,519		1,028,409	272,427
Minority interest	175,483		193,421	51,237
Total equity	1,096,002		1,221,830	323,664
Total liabilities and equity	4,445,027		5,163,277	1,367,755

*) Reclassified.

BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2009

(Unaudited)
					Convenience
					translation
	Year ended		For the three months		for the year
	December 31,		ended December 31,		ended December 31,
	2008	2009	2008	2009	2009
	(Audited)	(Unaudited)			(Unaudited)
	NIS				U.S. dollars
	In thousands (except share and per share data)

Sales	7,429,121	7,349,076	1,753,324	1,814,864	1,946,775
Cost of sales	5,369,149	5,291,012	1,263,214	1,294,787	1,401,593

Gross profit	2,059,972	2,058,064	490,110	520,077	545,182

Selling, general and administrative expenses	1,794,720	1,817,099	445,855	458,699	481,351

Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	265,252	240,965	44,255	61,378	63,831

Other gains	12,233	4,699	329	235	1,245
Other losses	14,716	32,803	12,110	22,774	8,690
Changes in fair value of investment property, net	19,067	20,775	1,097	12,385	5,503
Operating profit	281,836	233,636	33,571	51,224	61,889

Finance income	60,700	64,780	32,631	20,762	17,160
Finance expenses	(166,295)	(177,454)	(39,663)	(41,476)	(47,006)
Share in gain (losses) of associates	(33)	(37)	(15)	91	(10)

Income before taxes on income	176,208	120,925	26,524	30,601	32,033
Taxes on income	43,806	23,124	8,391	12,231	6,125

Net income for the period	132,402	97,801	18,133	18,370	25,908

Attributable to:
Equity holders of the Company	104,586	77,163	10,437	12,441	20,441
Minority interests	27,816	20,638	7,696	5,929	5,467

Earnings per ordinary share of ADS attributable to equity holders of the company
Basic	2.41	1.77	0.24	0.28	0.47
Fully diluted	1.62	1.77	0.19	0.28	0.47

Weighted average number of shares or ADS used for computation of income per share:

Basic	43,372,819	43,558,614	43,372,819	43,717,058	43,558,614

Fully diluted	45,037,692	43,558,614	45,037,692	43,828,241	43,558,614

(Continued - 1)
BLUE SQUARE – ISRAEL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW FOR
FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2009

					Convenience
					translation
					for the year
	Year ended		For the three months ended		ended
	December 31,		December 31,		December 31,
	2008	2009	2008	2009	2009
	(Audited)	(Unaudited)			(Unaudited)
	NIS in thousands				U.S. dollars
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before taxes on income	176,208	120,925	26,524	30,601	32,033
Income tax paid	(94,212)	(38,101)	(12,439)	(1,490)	(10,093)
Adjustments required to reflect the cash flows from operating activities (a)	327,777	177,520	46,102	(100,418)	47,023
Net cash provided by (used in) operating activities	409,773	260,344	60,187	(71,307)	68,963
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(211,646)	(203,889)	(48,624)	(48,236)	(54,010)
Purchase of investment property	(69,749)	(9,435)	(33,369)	(1,396)	(2,499)
Purchase of minority shares in subsidiaries	(186,403)	(8,020)	(151,003)	-	(2,125)
Purchase of intangible assets	(30,372)	(25,527)	(21,754)	(11,810)	(6,762)
Proceeds from collection of short-term bank deposits, net	102,531	139	1,516	797	37
Investment in restricted deposit	-	(470,000)	-	-	(124,503)
Proceeds from collection of restricted deposit	-	470,000	-	-	124,503
Proceeds from sale of property, plant and equipment	1,559	2,581	877	616	684
Proceeds from sale of investment property	6,567	5,700	-	-	1,510
Proceeds from sale of marketable securities	185,104	101,867	42,470	37,303	26,985
Investment in marketable securities	(169,747)	(113,966)	(38,203)	(40,049)	(30,190)
Proceeds from sale of subsidiary share to the minority	-	10,912		838	2,891
Interest received	17,778	11,948	5,517	3,484	3,165
Net cash used in investing activities	(354,378)	(227,690)	(242,573)	(58,453)	(60,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to shareholders	(150,000)	-	(150,000)	-
Issuance of debentures	121,259	294,280	121,259	294,280	77,955
Dividend paid to minority shareholders of subsidiaries	(22,077)	(16,491)	-	(2,968)	(4,368)
Receipt of long-term loans	231,398	387,700	45,177	80,200	102,702
Repayment of long-term loans	(130,571)	(139,060)	(28,007)	(40,835)	(36,837)
Repayment of other long term liabilities	(1,740)	(1,740)	(435)	(435)	(461)
Repayment of convertible debentures	-	(13,297)	-	-	(3,522)
Short-term credit from banks and others, net	15,689	76,144	(25,914)	(20,070)	20,171
Proceeds from exercise of options in a subsidiary	-	2,306	-	-	611
Interest paid	(89,244)	(93,900)	(10,294)	(12,851)	(24,874)
Net cash provided by (used in) financing activities	(25,286)	495,942	(48,214)	297,321	131,377
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT	30,109	528,596	(230,600)	167,561	140,026
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT BEGINNING OF PERIOD	53,029	83,138	313,738	444,173	22,023
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFT AT END OF PERIOD	83,138	611,734	83,138	611,734	162,049

(Continued - 2)
BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW FOR

FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2009
						Convenience
						translation
						for the year
		Year ended		For the three months		ended
		December 31,		ended December 31,		December 31,
		2008	2009	2008	2009	2009
		(Audited)	(Unaudited)			(Unaudited)
		NIS				U.S. dollars
		In thousands

(a)	Adjustments required to reflect the cash flows from operating activities:

	Adjustments for:
	Depreciation and amortization	153,882	165,248	36,078	41,434	43,774
	Increase in fair value of investment property, net	(19,067)	(20,775)	(1,097)	(12,385)	(5,503)
	Share in gain (losses) of associated company	33	37	15	(91)	10
	Share based payment	8,175	12,166	2,922	3,694	3,223
	Loss from sale and disposal of property, plant and equipment	6,424	3,299	6,545	2,316	874
	Loss (gain) from provision for impairment of property, plant and equipment, net	(435)	19,981	(435)	16,981	5,293
	Gain (losses) from changes in fair value of derivative financial instruments	(19,247)	(21,250)	(10,969)	469	(5,629)
	Linkage differences on debentures, loans and other long term liabilities	61,228	57,392	(596)	6,061	15,203
	Linkage differences on short term liabilities	(1,559)	(5,045)	(933)	(1,904)	(1,336)
	Capital loss (gain) from realization of investments in subsidiaries	(9,801)	911	254	3,999	242
	Liability in respect of employee benefit, net	263	144	541	1,297	38
	Decrease in value of financial assets deposit and long-term receivables, net	11,169	(4,468)	(1,835)	(12,399)	(1,184)
	Interest paid, net	71,466	81,953	4,777	9,368	21,709

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	59,967	(65,468)	369,113	211,133	(17,343)
	Decrease (increase) in inventories	(43,136)	(17,224)	14,675	19,761	(4,563)
	Increase (decrease) in trade payables and other accounts payable	48,415	(29,381)	(372,953)	(390,152)	(7,785)

		327,777	177,520	46,102	(100,418)	47,023

(Concluded - 3)
BLUE SQUARE – ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW FOR

FOR THE YEAR AND THREE MONTH ENDED DECEMBER 31, 2009

						Convenience
						translation
						for the year
		Year ended		For the three months		ended
		December 31,		ended December 31,		December 31,
		2008	2009	2008	2009	2009
		(Audited)	(Unaudited)			(Unaudited)
		NIS				U.S. dollars
		In thousands

(b)	Supplementary information on investing and financing activities not involving cash flows:
	Conversion of convertible debentures of the company	-	12,198	-	-	3,231
	Conversion of convertible debentures of subsidiaries	6,655	-	268	-	-
	Purchasing property, plant and equipment on credit	14,797	438	14,797	438	116

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE TWELVE MONTH AND THREE MONTH PERIOD
ENDED DECEMBER 31, 2009
(UNAUDITED)

	Year ended December 31		For the three months ended December 31		Convenience translation(a) for the three months ended December 31
	2008	2009	2008	2009	2009
	NIS				U.S.$
	(Unaudited)

Sales (in millions)	7,429.1	7,349.1	1,753.3	1,814.9	480.8

Operating profit before changes in fair value of investment property and other gains and losses	265.3	240.9	44.3	61.4	16.3

EBITDA (in millions)	427.3	418.3	83.2	106.6	28.2

EBITDA margin	5.8%	5.7%	4.7%	5.9%	N.A

Increase (decrease) in same store sales	1.1%	(3.9)%	(4.5)%	1.6%	N.A

Number of stores at end of period	194	203	194	203	N.A

Stores opened during the period	10	11	1	1	N.A

Stores closed during the period	1	2	1	1	N.A

Total square meters at end of period	354,500	365,000	354,500	365,000	N.A

Square meters added during the period, net	11,800	10,500	(1,500)	600	N.A

Sales per square meter	19,911	19,023	4,691	4,713	1,248.5

Sales per employee (in thousands)	954	997	230	253	67.0

BLUE SQUARE - ISRAEL LTD.
RECONCILIATION BETWEEN INCOME FOR THE PERIOD TO EBITDA
FOR THE TWELVE AND THREE MONTHS PERIODS ENDED DECEMBER 31,
2009 (UNAUDITED)

					Convenience
	For the		For the		translation(a)
	Year ended		Three months		for the year
	December 31,		ended December 31,		ended December 31,
	2008	2009	2008	2009	2009
	Unaudited
	NIS				U.S. dollars
	In thousands

Net income for the period	132,402	97,801	18,133	18,370	25,908
Taxes on income	43,806	23,124	8,391	12,231	6,125
Finance expenses, net	105,595	112,674	7,032	20,714	29,846
Other losses, net	2,483	28,104	11,781	22,539	7,445
Changes in fair value of investment property	(19,067)	(20,775)	(1,097)	(12,385)	(5,503)
Depreciation and amortization	153,882	165,248	36,078	41,434	43,774
Benefit component in grant of employee options	8,175	12,166	2,922	3,694	3,223
EBITDA	427,276	418,342	83,240	106,597	110,818

Segment reporting

The Company includes segment information, according to IFRS 8 based on the Company's organization structure, internal reporting, resource allocation and decision making. The Company presents three reportable segments: Supermarkets, Non-food Retail and Wholesale and Real estate.

Company's three operating segments consist of the following:

(1)
Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, infants products, cosmetics and hygiene products. As of December 31, 2009, Mega Retail operated 203 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of our stores (including warehouses and offices).

(2)
Non-food (Retail and Wholesale) –Through our subsidiary, Bee Group Retail Ltd. ("Bee Group"), Bee group operates as retailer and wholesaler in the non food segment. As of December 31, 2009, Bee Group operated 260 non- food Retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant.

(3)
Real Estate - Through our subsidiary BSRE the Company engaged in yield from lease investment properties mainly commercial centers, logistics centers and offices and land for the purpose of capital appreciation and deriving long-term yield.

Segment analyses for the fourth quarter and the year ended December 31, 2009:

	Three months ended December 31, 2009 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment sales	1,717,290	91,998	5,576	-	1,814,864
Inter segment sales	-	7,961	-	(7,961)	-
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	60,637	579	3,219	(3,057)	61,378
Rate of operating profit before other gains and losses and net gain from adjustment of investment property to fair value	3.5%	0.6%	57.7%	-	3.4%
Segment profit	44,050	(5,498)	15,604	1,098	55,254
Unallocated corporate expenses					(4,152)
Unallocated corporate gains due to decrease in holdings					122
Operating profit					51,224

	Three months ended December 31, 2008 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment sales	1,662,386	85,743	5,195	-	1,753,324
Inter segment sales	-	6,590	-	(6,590)	-
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	57,143	(5,572)	2,765	(10,081)	44,255
Rate of operating profit before other gains and losses and net gain from adjustment of investment property to fair value	3.4%	(6.0)%	53.2%	-	2.5%
Segment profit	45,516	(5,628)	3,862	(1,015)	42,735
Unallocated corporate expenses					(9,064)
Unallocated corporate gains (losses) due to decrease in holdings					(100)
Operating profit					33,571

	Year ended December 31, 2009 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment sales	6,863,020	464,266	21,790	-	7,349,076
Inter segment sales	-	58,874	-	(58,874)	-
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	211,122	34,321	12,145	(16,623)	240,965
Rate of operating profit before other gains and losses and net gain from adjustment of investment property to fair value	3.1%	6.6%	55.7%	-	3.3%
Segment profit	190,882	23,245	32,920	720	247,767
Unallocated corporate expenses					(17,341)
Unallocated corporate gains due to decrease in holdings					3,210
Operating profit					233,636

	Year ended December 31, 2008 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	NIS in thousands
Net segment sales	6,966,839	442,130	20,152	-	7,429,121
Inter segment sales	-	55,393	-	(55,393)	-
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	258,168	29,269	7,378	(29,563)	265,252
Rate of operating profit before other gains and losses and net gain from adjustment of investment property to fair value	3.7%	5.9%	36.0%	-	3.6%
Segment profit	246,096	29,077	26,445	(2,957)	298,661
Unallocated corporate expenses					(26,606)
Unallocated corporate gains due to decrease in holdings					9,781
Operating profit					281,836

	Year ended December 31, 2009 (unaudited)
		Non - food			Total
	Supermarkets	Retail	Real estate	Adjustments	consolidated
	U.S. Dollars in thousands
Net segment sales	1,818,019	122,984	5,772	-	1,946,775
Inter segment sales	-	15,596	-	(15,596)	-
Operating profit before other gains and losses and net gain from adjustment of investment property to fair value	55,926	9,092	3,217	(4,404)	63,831
Rate of operating profit before other gains and losses and net gain from adjustment of investment property to fair value	3.1%	6.6%	55.7%	-	3.3%
Segment profit	50,565	6,158	8,720	191	65,634
Unallocated corporate expenses					(4,594)
Unallocated corporate gains due to decrease in holdings					850
Operating profit					61,890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel & Corporate Secretary

Dated: March 15, 2010